June 3, 2008

Ravi Kant
Chief Executive Officer and Managing Director
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001, India

> **Re: Tata Motors Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2007**
> **Filed September 27, 2007**
> **File No. 1-32294**
> **Response Letter Dated May 21, 2008**

Dear Mr. Kant:

We have reviewed your response letter dated May 21, 2008, and we have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure in your Report on Form 6-K filed on March 26, 2008, that you have entered into a definitive agreement with Ford Motor Company for the purchase of Jaguar Land Rover. We refer you to our December 15, 2006, letter to Ford Motor Company, in which we noted reports that machine-gun mounted Land Rover vehicles have been used by the Janjaweed and Sudanese government forces in incursions against the civilian population of Darfur. We refer you also to the January 5, 2007, letter from Ford Motor Company to the staff in which Ford advised us that Land Rover had reached an agreement with its U.K.-based distributor that no further sales of Land Rover vehicles would be made into Sudan. Please advise us whether it is your current intent to continue the policy of prohibiting sales of Land Rover vehicles into Sudan.

2. We note your response to comment 1 in our letter dated March 28, 2008. Please describe for us the types of commercial vehicles sold into Sudan by you and by your South Korean subsidiary Tata Daewoo Commercial Vehicles. Clarify for us whether such vehicles are sold to the Sudanese government by you and/or by Tata Daewoo Commercial Vehicles, directly or through dealerships or other intermediaries. If vehicles are sold to the Sudanese government, please advise us, to the best of your

knowledge, understanding and belief, of the specific branches of the government for or by which the vehicles are purchased, and the uses made of the vehicles.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance

        C. Ramakrishnan
        Chief Financial Officer
        Tata Motors Limited
        Fax No: 011-91-22-6665-7260